Exhibit 99.1
Asia Pacific Wire & Cable Corporation Limited
Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
October 16, 2008

Contacts:
Asia Pacific Wire & Cable	Ling Yun Wu	(886) 2-2712-2558
	Samuel See	(65) 6663-2132
Mandelbaum Partners	Michael Mandelbaum	(310) 785-0810
ASIA PACIFIC WIRE & CABLE REPORTS FINANCIAL RESULTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008
NEW YORK, NY — October 16, 2008 — Asia Pacific Wire & Cable Corporation (OTCBB: AWRCF) (the “Company”) announced today its unaudited financial results for the six-month period ended June 30, 2008. The six-month results are unaudited and subject to subsequent adjustment.
The Company reported net sales of $273.9 million for the six-month period ended June 30, 2008, representing an increase of 15.6% over net sales of $236.9 million for the six-month period ended June 30, 2007. Copper and aluminum sales for the six-month period ended June 30, 2008 totaled 28,001 tons, an increase of 13.6% over the 24,654 tons recorded for the six-month period ended June 30, 2007. Net profit was $1.8 million, or $0.13 per share, for the six-month period ended June 30, 2008, an increase of 7.9% over net profit of $1.7 million, or $0.12 per share, for the six-month period ended June 30, 2007.
The Singapore, China and Australia operations each made significant contributions during the first six months of 2008, helping the Company realize year-over-year performance gains.
The Company also announced that during the first six months of 2008, Sigma Cable Company Private Limited, a subsidiary in Singapore, secured two key contracts from SP PowerAsset Limited, a Singapore government enterprise, worth a total of $113 million. The first is a $69 million supply contract for low-voltage power cables, and the second is a $44 million supply and installation contract for high-voltage power cables. The contracts are for the period from 2008 to 2010.
The Company anticipates several challenges in the near-term, including the impact of falling copper prices, the current worldwide financial and economic uncertainty, the political instability in Thailand, and the recent introduction in China of changes in labor policies and taxation of foreign-invested enterprises, which have particularly affected the Company’s enameled wire business in Shenzhen. The Company is taking actions to address these challenges, including steps to reduce inventory, accounts receivables and operating costs across operations while continuing to offer quality products and premier services to maintain and expand its customer base and markets.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications, power and enameled wire industries in selected markets in the Asia Pacific region.
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	UNAUDITED
	(SUBJECT TO ADJUSTMENT)
	SIX-MONTH PERIOD ENDED JUNE 30,
(In thousand of US Dollars, except share data)	2008	2007

NET SALES

Manufactured products	252,118	229,390
Distributed products	10,867	5,884
Sales, delivery and installation of wires and cables	10,875	1,667

	273,860	236,941

COST OF SALES	(253,435)	(217,711)

GROSS PROFIT	20,425	19,230

Selling, general and administrative expenses	(16,166)	(13,741)
Provision for doubtful debts	(93)	(1,985)

INCOME FROM OPERATIONS	4,166	3,503

Exchange gain	1,358	2,426
Interest income	403	716
Interest expense	(2,825)	(3,411)
Share of net gain of equity investees	86	113
Other income	573	1,196

	3,761	4,543

INCOME BEFORE TAXES AND MINORITY INTERESTS

Income taxes	(2,254)	(2,653)
Minority interests	316	(200)

NET INCOME	1,823	1,690

BASIC AND DILUTED INCOME PER SHARE	0.13	0.12

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008

	UNAUDITED
	(SUBJECT TO ADJUSTMENT)
	JUNE 30,
(In thousand of US Dollars)	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	37,690	27,858
Unrestricted short-term bank deposits	6,574	3,077
Restricted short-term bank deposits	9,219	12,110
Accounts receivable	137,737	132,835
Amounts due from related parties	6,985	7,674
Inventories	97,854	105,379
Investments	2,343	276
Deferred tax assets	1,611	1,684
Prepaid expenses	4,743	12,428
Other current assets	3,303	2,282

Total current assets	308,059	305,603

PROPERTY, PLANT AND EQUIPMENT:
Land	5,016	5,235
Land use rights	1,951	1,753
Buildings	43,182	43,762
Machinery and equipment	103,094	108,510
Motor vehicles	3,193	3,297
Office equipment	10,392	9,523
Assets held for development	7,284	6,684

	174,112	178,764

Accumulated depreciation and amortization	(121,059)	(121,712)

Total property, plant and equipment	53,053	57,052

OTHER ASSETS:
Long term investments	584	610
Investment in equity investees	4,333	4,344
Goodwill	8,801	8,801
Other assets	905	733
Deferred tax assets	2,692	2,649

	17,315	17,137

TOTAL ASSETS	378,427	379,792

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008

	UNAUDITED
	(SUBJECT TO ADJUSTMENT)
	JUNE 30,
(In thousand of US Dollars)	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank loans and overdrafts	90,061	101,035
Accounts payable	40,403	25,972
Accrued expenses	4,673	7,854
Amounts due to related parties	29,440	34,731
Short-term loans from a related party	1,974	2,646
Income taxes	5,654	7,035
Deferred income taxes	539	1,113
Other current liabilities	5,858	6,021

Total current liabilities	178,602	186,407

Other liabilities	1,292	1,248

Deferred income taxes	1,225	1,225

Total liabilities	181,119	188,880

Minority interests	59,446	63,413

SHAREHOLDERS’ EQUITY:
Common stock, $0.01 par value:
Authorized shares — 20,000,000 shares Issued and outstanding shares — 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	31,290	25,098
Accumulated other comprehensive loss	(5,107)	(9,278)

Total shareholders’ equity	137,862	127,499

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	378,427	379,792